Exhibit 99.1

São Paulo - April 7, 2006.

GLOBAL PULP MARKET UPDATE	P. 2
PRODUCTION AND SALES	P. 3
INCOME STATEMENT 1Q06	P. 4
DEBT AND CASH STRUCTURES	P. 8
EBITDA ANALYSIS	p.10
CAPITAL EXPENDITURE	P.10
VERACEL INFORMATION	P.11
DIVIDENDS	P.15
ADDITIONAL INFORMATION	P. 16

Additional information: Denys Ferrez or André Gonçalves (55-11) 3301-4131   invest@aracruz.com.br

Conference Call: April 7, 2006 - 11:00 a.m. (NY time). To join us, please dial:

(+1-973) 582-2822 Code: Aracruz Celulose or 7233326.

The call will also be web cast on Aracruz’s website: www.aracruz.com.br

Highlights of the first quarter 2006

•             In February, Moody’s assigned a Baa3 indicative rating to the company’s foreign currency debt. A similar move was made by S&P in November 2005.

•             Pulp production – new record – of 766,000 tons and sales of 744,000 tons were close to the amounts for the 4Q05. Compared to the 1Q05, these figures were up 16% and 26%, respectively, mainly due to volumes from Veracel.

•             Net revenue of $389 million, in line with the 4Q05 and up 31% on the 1Q05.

•             EBITDA(1), including 50% of Veracel and before hedging gains, of $186 million, the same as in the 4Q05 and up 20% on the 1Q05. The EBITDA(1) in the last  twelve months came to $717 million.

•             Cash flow hedging has accumulated a gain of $62 million, year-to-date.

•             The ADR (NYSE:ARA) has appreciated by 32% since the end of 2005, and the average daily trading volume surged to $27 million in the first quarter (NYSE and Bovespa).

•             Income before taxes totaled a record $142.4 million, or $1.38 per ADR, compared to $101.5 million in the 4Q05 and $92.1 million in the 1Q05, an increase of 40% and 55%, respectively. Bottom line net income was impacted by non-cash charges for deferred income taxes due to exchange rate volatility.

•             Interest on Stockholders’ Equity (ISE) declared for the 2006 base year amounted to R$89 million (approximately US$41.3 million). The management aims to declare ISE on a quarterly basis in 2006.

Aracruz – Summary	Unit of Measure	1Q06	4Q05	1Q05	1Q06 x 4Q05		1Q06 x 1Q05
Net revenue	$ million	389.4	398.5	296.8	(2)%		31%
EBITDA (including Veracel) (1)	$ million	186.3	186.3	155.2	—		20%
EBITDA margin (including Veracel) (1)	Percentage	48%	47%	52%	1	p.p.	(4	)p.p.
Income before Taxes	$ million	142.4	101.5	92.1	40%		55%
• Current income tax	$ million	34.8	(7.0)	28.6	—		—
• Deferred income tax	$ million	28.5	(33.8)	(6.9)	—		—
Net Income	$ million	79.1	142.3	70.4	—		—
Earnings per ADR before taxes	$ per ADR	1.38	0.98	0.89	40%		55%
Adjusted pulp sales volume (2)	Tons	744,000	777,000	592,000	(4)%		26%
Paper sales volume	Tons	13,000	12,000	15,000	8%		(13)%
Pulp production volume (including Veracel)	Tons	766,000	759,000	661,000	1%		16%
Net debt	$ million	658.4	744.3	853.1	(12)%		(23)%
Net debt (including Veracel)	$ million	1,082.9	1,142.4	1,127.2	(5)%		(4)%

(1) Adjusted for other non-cash items (see reconciliation to Net Income on page 21).

(2) Aracruz sales plus 50% of Veracel’s sales to non-affiliated parties (see breakdown on page 3).

Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated first quarter 2006 results, according to US GAAP and stated in US dollars. The company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50% stake.

Global Pulp Market Update

Supported by the development of the North American and Chinese economies, the overall picture for the global economy continued to be one of healthy growth through the first quarter of 2006, sustaining a positive scenario for pulp and paper demand.

Demand for printing and writing grades strengthened in all regions in the beginning of the year, showing an increase of 3.8% when compared to the same period of last year. On the tissue side, demand is thought to have increased by 2.3% in the United States, reflecting the positive momentum in the region.

The pulp market has continued to tighten through the first quarter, supported by the increase in demand coupled with announcements of capacity closures in North America. This is reflected by market pulp producers’ inventories having closed at 32 days of supply in February. On the consumer side, pulp inventories in Europe were at their lowest level since April 2000, at 26 days of supply. The build up of this scenario has allowed price increases to be implemented in all regions, for both softwood and hardwood grades. In Asia, a new round of price increases has already been announced for hardwood in April.

Western European Pulp Consumer Inventories
Days of Supply

Sources: UTIPULP and Aracruz.

World shipments in February surged to 101% of the installed capacity for the month, making it the highest daily shipment rate on record. Market pulp demand increased by 5%, or 286,000 tons, up to February. China is the market that has increased its demand the most, up 24% (134,000 tons) over the same period of 2005. Eucalyptus demand shows the strongest increase by grade up to February, at 10% year-on-year, which translates into 124,000 tons.

World Market Pulp Demand by Grade
% growth - 2 months 2006 vs. 2005

Sources: PPPC and Aracruz

Yet more announcements of capacity closures in North America are expected. According to PPPC (Pulp and Paper Products Council) estimates, around 0.6 million tons of market pulp were taken off the market in 2005 and another 1.1 million could leave in 2006, cutting back supplies even more.

In the short run, supply and demand fundamentals are expected to remain fairly tight for the pulp market. Mill closures and spring maintenance related downtime will continue to restrict supply, at a time when demand usually shows seasonal strength.

Production and Sales

Aracruz pulp production, without the 50% of Veracel, totaled 652,000 tons in the first quarter of 2006,  compared to 642,000 tons in the fourth quarter of 2005 (4Q05) and 661,000 tons in the first quarter of last year (1Q05).

In the first quarter, Veracel Celulose S.A. (50% owned by Aracruz) generated a total output of 228,000 tons of pulp, of which 117,000 tons were sold to Aracruz. A planned maintenance downtime (10 days) at Veracel was initiated towards the end of March and  concluded in early April.

Pulp Production Volume
(000 tons)

At the Guaíba unit, paper production in the quarter totaled 13,000 tons, consuming approximately 11,000 tons of the pulp produced. Paper inventories were at 1,000 tons at the end of March 2006 and paper sales in the first quarter of 2006 also totaled 13,000 tons.

Aracruz pulp sales totaled 744,000 tons in the first quarter, with 631,000 tons of the pulp being produced internally, at the Barra do Riacho Unit (UBR) and Guaíba Unit (UG), and 113,000 tons being supplied by Veracel and resold by Aracruz in the market. This sales volume was 26% higher than that for the same period of last year, mainly due to the increased capacity provided by Veracel, and 4% lower in comparison with the 4Q05, mainly due to seasonal variation.

Pulp Sales
(000 tons)

At the end of March, inventories at Aracruz were at 409,000 tons, or 49 days of production, compared to 395,000 tons at the end of December 2005. The inventory level at Veracel, at the end of March 2006, represented an additional 2 days of production for Aracruz.

Pulp sales distribution by region	1Q06	4Q05	1Q05	1Q06 vs. 4Q05		1Q06 vs. 1Q05		LTM
Europe	39.1%	37.8%	44.3%	1.3	p.p.	(5.2	)p.p.	42.0%
North America	33.3%	32.4%	36.4%	0.9	p.p.	(3.1	)p.p.	34.3%
Asia	25.9%	28.5%	17.3%	(2.6	)p.p.	8.6	p.p.	21.9%
Brazil	1.4%	1.1%	1.6%	0.3	p.p.	(0.2	)p.p.	1.5%
Rest of Latin America	0.3%	0.2%	0.4%	0.1	p.p.	(0.1	)p.p	0.3%

LTM = Last Twelve Months

Income Statement 1Q06

Eucalyptus list pulp international prices by region (US$ / t)	Apr., 2006	Mar., 2006	Feb., 2006	Jan., 2006
North America	655	655	655	635
Europe	620	620	620	600
Asia	590	560	560	540

Total net operating revenue came to $389.4 million, $92.6 million higher than in the same period of 2005 and $9.1 million lower than in the 4Q05.

Net paper operating revenue amounted to $11.3 million in the quarter, $0.2 million higher than in the same period of 2005 and $0.8 million higher than in the 4Q05.

Net pulp operating revenue during the quarter amounted to $378.1 million, compared to $285.7 million in the same period of last year. Revenue increased mainly as a result of the 26% higher sales volume. When compared to the 4Q05 revenue of $387.9 million, the reduction was due to a slightly lower sales volume.

The total cost of sales was $249.7 million in the first quarter of 2006, compared to $168.4 million in the same period of the previous year, mainly due to the 26% higher sales volume and pulp purchased from Veracel (which is offset by the cash generated at Veracel – Aracruz 50% stake). When compared to the total of $252.1 million in the fourth quarter, the decrease was due to a slightly lower sales volume.

Total cost of sales

Note: “Pulp purchased” refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

The Aracruz pulp production cost in the quarter was $268/ton, compared to $228/ton in the same period of 2005. The cash production cost (net of depreciation and depletion) of pulp in the quarter was $186/ton, compared to $151/ton in the same period of 2005 and $177/ton in the fourth  quarter of 2005 (see table below). Note: The information provided in this paragraph does not include any figures for Veracel nor hedging gains against currency appreciation.

Cash Production Cost - 1Q06 vs. 4Q05	US$ per ton
4Q05	177
Wood cost - (lower average distance to the forest and higher volumes transported)	(3)
Brazilian currency appreciation against the US dollar	6
Higher maintenance cost	5
Raw materials - higher cost and specific consumption	3
Other	(2)
1Q06	186

Note:1) not including Veracel figures; and 2) see reconciliation to GAAP numbers on page 20.

Cash Production Cost - 1Q06 vs. 1Q05	US$ per ton
1Q05	151
Wood cost - (lower purchased wood volume)	(9)
Brazilian currency appreciation against the US dollar	25
Higher maintenance cost	3
Higher specific consumption of raw materials	4
Higher cost of raw materials	7
Other	5
1Q06	186

Note:1) not including Veracel figures; and 2) see reconciliation to GAAP numbers on page 20.

Aracruz - cash production cost, including 50% of Veracel production	US$ per ton
First quarter 2006 (Barra do Riacho & Guaíba Units, plus 50% of Veracel)	181

Exchange Rate (R$ / US$ )	1Q06	4Q05	1Q05	1Q06 vs. 4Q05	1Q06 vs. 1Q05
Closing	2.1724	2.3407	2.6662	(7)%	(19)%
Average	2.1978	2.2520	2.6692	(2)%	(18)%

Sources:	- Bloomberg for the “Average” exchange rates.
- Brazilian Central Bank (PTAX800) for the “Closing” exchange rates.

Approximately 75% of the company’s cash production cost is presently correlated to the local currency (real - R$).

Protecting the cash flow currency exposure, in the first quarter of 2006, according to the financial policy approved by the Board, the management maintained its strategy of hedging the cash flow currency exposure. At the end of the quarter, the hedged amount was $386 million, a short position in dollars, which represented approximately 8 months of cash flow exposure to the local currency.

The company has been assuming short positions in dollar futures contract through the Brazilian Mercantile & Futures Exchange (BM&F), which involves negligible transaction costs. At the BM&F, the most liquid dollar futures contract are those with 1 or 2 months to maturity, and to maintain the hedge means they have to be rolled over almost monthly. The results of such positions involve cash adjustments on a daily basis, which have been recorded as financial income. These contracts do not qualify for hedge accounting under USGAAP.

The hedging transaction results (dollar futures contract) accumulated so far in 2006 show a gain of $62 million and would be equivalent to approximately $21/ton, if divided by the targeted volume for 2006 production and sales, of approximately 3 million tons of pulp (including volumes from Veracel). It is important to mention that this is not a guarantee of future performance.

Sales and distribution expenses were $19.1 million, $4.3 million higher than in the same period of 2005, mainly due to the higher sales volume. When compared to the fourth quarter of 2005, they were $1.1 million higher, mainly due to higher demurrage expenses in the 1Q06, coupled with extraordinary profits on terminal services (Portocel) in the 4Q05.

Administrative expenses were $9.3 million, $2.3 million higher than in the same period of 2005,

mainly due to the approximately $1.1 million negative impact of the appreciation of the real against the dollar and higher labor expenses. Compared to the 4Q05 figure, there was a reduction of $1.8 million, largely due to non-recurring expenses (moving the corporate office) in the 4Q05.

The result for other net operating expenses in the quarter was $2.0 million, compared to $5.3 million in the same period of last year. Contributions to the reduction came from a $1.4 million lower provision for loss on ICMS credits, a $0.5 million reversal under accounts payable, a $0.3 million lower provision for labor indemnities and a $0.2 million lower provision for fines relating to tax fiscal contingencies. When compared to the 4Q05, the figure was $2.4 million lower, mainly due to a $1.0 million lower provision for labor indemnities, $0.4 million lower losses on the sale of obsolete spare parts and a $0.5 million reversal under accounts payable.

The sum of the financial and currency re-measurement results in the quarter showed a net credit of $50.4 million, compared to net expenses of $8.2 million in the same period of last year and $21.7 million in the fourth quarter of 2005 (see table below).

(US$ million)	1Q06	4Q05	1Q05
Financial Expenses	44.1	32.4	29.9
Interest on financing	24.1	24.9	24.0
Taxes (PIS/COFINS and CPMF)	1.2	1.1	0.5
Interest on fiscal contingency provisions	5.5	5.4	4.5
Premium on debt prepayment	10.5	—	—
Other	2.8	1.0	0.9
Financial Income	(86.0)	(18.2)	(23.1)
Currency re-measurement - (gain)/loss	(8.5)	7.5	1.4
Total	(50.4)	21.7	8.2

In the first quarter, the “Interest on Financing” results were in line with those of the same period of last year and with those of the 4Q05.

The “premium on debt prepayment” relates to liability management, where during the quarter approximately $379 million in principal, referring to the securitization of future export receivables, was repaid ahead of the original maturity, to be replaced by new trade financing with longer maturity and at lower cost. Not only did the debt maturity improve, but also, based on a net present value analysis, the debt exchange generated a positive result for the company.

The “Financial Income” in the quarter was positively affected mainly by the impact on our hedging transactions (dollar futures contract) of the appreciation of the local currency (real - R$) that occurred towards the end of the first quarter, resulting in a gain of $62 million.

Based on closing exchange rates, during the first quarter, the Brazilian currency appreciated by 7.2% against the US dollar, compared to depreciation of 5.3% and 0.4% in the 4Q05 and 1Q05, respectively. The closing exchange rate on March 31, 2006 was R$2.1724 per US dollar.

The equity result showed a loss of $17.4 million, $17.2 million from Veracel and $0.2 million from Aracruz Produtos de Madeira S.A. The negative result from Veracel is largely explained by the negative impact, through real denominated debt, of the Brazilian currency appreciation on Veracel’s balance sheet (see Veracel Information section for more details).

Income tax and social contribution accruals in the first quarter amounted to an expense of $63 million, compared to a credit of $40.8 million in the 4Q05 and an expense of $21.8 million in the same period of 2005.

These accruals are calculated based on the parent company’s (unconsolidated) Brazilian GAAP results, which are exposed to gains and losses from currency variation on assets and liabilities denominated in currencies other than the real (R$), predominantly dollars, and therefore differ from the USGAAP results.

Since 2005, the company has treated income tax and social contribution payments on the cash basis, instead of on the accrual basis, which allows the company to defer payments on Brazilian GAAP (BR GAAP) currency variations.

The deferral of income tax means that it is no longer due at the moment that it is accrued, but at the moment when the assets and liabilities relating to the BR GAAP currency variations have a cash impact, as long as the cash basis methodology is retained.

Deferred income tax and social contribution may be partially or fully reverted, depending on future BR GAAP foreign currency variation, which can mean that it is no longer due.

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, showing cash disbursement, is provided below.

(US$ million)	1Q06	4Q05	1Q05
INCOME TAX & SOCIAL CONTRIBUTION	63.3	(40.8)	21.7
Deferred income tax	28.5	(33.8)	(6.9)
BR GAAP exchange rate impact	29.5	(30.2)	—
Other	(1.0)	(3.6)	(6.9)
Current income tax	34.8	(7.0)	28.6
Non-cash impact	23.2	(7.0)	12.5
Cash disbursement	11.6	—	16.1

At the end of the first quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to $73 million. This should become payable in accordance with foreign debt repayments up to 2016, if not reverted by future BR GAAP foreign currency variations.

Debt and Cash Structure

The company’s gross debt amounted to $1,158.8 million at the end of March 2006, $143.5 million lower than at the end of December 2005 and $214.8 million lower than at the end of March 2005.

(US$ million)	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
SHORT-TERM DEBT	125.8	292.0	209.4
Current portion of long-term debt	63.6	204.4	199.9
Short term debt instruments	53.6	80.5	—
Accrued financial charges	8.6	7.1	9.5
LONG-TERM DEBT	1,033.0	1,010.3	1,164.2
TOTAL DEBT	1,158.8	1,302.3	1,373.6
Cash, cash equivalent and investments	500.4	558.0	520.5
NET DEBT	658.4	744.3	853.1

The local currency debt corresponds entirely to long-term BNDES (Brazilian Development Bank) loans. The debt maturity as at March 31, 2006 was as follows:

At the end of the first quarter of 2006, short term debt represented 11% of the total, compared to 22% at the end of 2005. With regard to the liquidity target, which aims for cash investments to equal at least twelve months of future debt amortization, in March 2006, this ratio was at the comfortable level of 4.3x,  as a result of the improvement in the debt maturity profile that was effected during the quarter.

The management has moved forward on its commitment to reduce the company’s funding costs and improve its debt maturity profile. During the quarter, approximately $379 million in principal, relating to the securitization of future export receivables, was repaid ahead of the original maturity, to be replaced by $320 million in new trade financing, with longer maturity and at lower cost. As a consequence of these steps, the gross debt average maturity improved from 40 months, at the end of 2005, to 48 months at end of the first quarter of 2006. For the second quarter, further measures have been planned in order to meet the management’s average debt maturity target of 6 years, with approximately 50% at fixed interest rates.

(US$ million)	Principal	% of total	Average interest rate	Remaining average life (months)
Floating rate (spread over Libor -% p.a)	580	51%	0.84%	60
Trade Finance	525	46%	0.66%	60
IFC / Import Financing	55	5%	2.54%	57
Floating rate - BNDES (% p.a)	268	23%		37
Local currency	229	20%	TJLP(2) + 3.31%	37
Foreign currency (currency basket)	39	3%	(1) + 3.01%	38
Fixed rate (% p.a) - Securitization	302	26%	6.89%	35
Total	1,150	100%		48

(1) BNDES’s interest rate for foreign currency contracts,

(2) Brazilian long-term interest rate

Cash, cash equivalent and investments, at the end of the quarter, totaled $500.4 million, of which $463.5 million was invested in local currency instruments and $36.9 million was invested in US dollar time deposits.

Net debt (gross debt less cash holdings) amounted to $658.4 million at the end of the quarter, $85.9 million lower than at the end of the previous quarter, mainly due to positive operating cash generation and $21.7 million of currency re-measurement gain, partially offset by $51.2 million of capital expenditure and $66.7 million of Interest on Stockholders’ Equity. At the end of the quarter, the net debt to total capital ratio was 25%. If we added in a 50% share of Veracel’s net debt, this ratio would be 35%.

EBITDA Analysis

Adjusted EBITDA comparison 1Q06 vs. 1Q05  (not including cash flow hedging results)

The first quarter 2006 adjusted EBITDA, including 50% of Veracel, before other non-cash charges and hedging gains, totaled $186.3 million, compared to $155.2 million in the same period of last year, mainly as a consequence of 5% higher net pulp prices and 26% higher sales volume partially offset by the negative impact of the higher cash production cost (see details on page 6) and the higher cost of logistics (basically due to a higher percentage of sales to Asia – 26% in the 1Q06, against 17% in the 1Q05), resulting in an adjusted margin of 48% in the first quarter (52% in the 1Q05).

Adjusted EBITDA comparison 1Q06 vs. 4Q05 (not including cash flow hedging results)

When compared against the 4Q05 figures the first quarter 2006 adjusted EBITDA of $186.3 million, including 50% of Veracel and before other non-cash charges and hedging gains, was stable. This was mainly due to the positive impacts of higher average net prices (2%) and lower cash operating expenses (combined with 50% of the Veracel figures) being offset by lower sales volume (4%) and the higher cash cost per ton of goods sold.

Adjusted EBITDA for the 1Q06, including hedging gains, would be $202 million, representing a 52% margin, if a proportional hedging gain, of $21/ton, were allocated, based on the first quarter sales volume.

Capital Expenditure - Realized

Capital expenditure and investment were as follows:

(US$ million)	1Q06
Silviculture	19.1
On-going industrial investment	3.5
Forest and land purchases	15.3
Other forestry investments	5.9
Guaíba Unit optimization	3.6
Miscellaneous projects	3.8
Total Capital Expenditure	51.2

Capital Expenditure - Forecast

The capital expenditure forecast also shows 50% of Veracel’s figures, as follows:

(US$ million)	2Q-4Q 2006E	2007E	2008E	2009E
1. Barra do Riacho Unit optimization	77	115	—	—
2. Regular investments - (Barra do Riacho and Guaíba)	105	120	125	125
Sub-total - (Aracruz only)	182	235	125	125
3. Half of Veracel’s capital expenditure (Aracruz’s stake)	26	15	16	12
Total - including Aracruz’s stake in Veracel	208	250	141	137

1. Barra do Riacho Unit optimization – the project will improve the technology and performance in the pulp production process, introducing flexibility to adapt the pulp to different market requirements.

These improvements will be made by modifying and/or replacing equipment at plants “A”, “B” and “C”, leading to a sustainable increase in nominal capacity of 200,000 tons/year.

The plant investment is estimated at $192 million, or $960/ton, with 80% of the items produced domestically and 20% imported.

With engineering and purchasing processes already under way, the implementation will start in June 2006 and should be completed in the third quarter of 2007 (total time schedule will be around 18 months), with full capacity (of 2.33 million tons/year) being attained in 2009.

2. Regular investments – include silviculture, mill maintenance and corporate investments.

3. Half of Veracel’s capital expenditure (Aracruz’s stake) – this represents 50% of the regular investment to be made by Veracel.

Veracel Information

Veracel is a 50-50 joint venture between Aracruz Celulose and Stora Enso and is located in the state of Bahia, Brazil. Its nominal capacity is 900,000 tons/year of high quality bleached eucalyptus pulp. The start-up of the mill took place in May 2005 and since early November it has been running at full capacity.

The new mill is considered to be state of the art in pulp manufacturing, making use of the most modern equipment, facilities, construction methods and environmental control systems.

The output of the new plant has been and will be sold in its entirety to the controlling shareholders, in the same proportion as their shareholdings (50% each). Although, on a quarterly basis, some mismatches may occur, in the long run these should be offset. Aracruz re-sells the pulp to its customer base and Stora uses its share for its own consumption.

Veracel pulp production totaled 228,000 tons in the first quarter of 2006. At the end of March, inventory stood at 66,000 tons of pulp.

Veracel pulp sales reached 237,000 tons in the first quarter, of which 117,000 tons went to Aracruz and 120,000 tons went to the other controlling shareholder.

VERACEL CELULOSE S.A. BALANCE SHEET (expressed in millions of US dollars)

ASSETS	Mar.31, 2006	Dec. 31, 2005	Mar.31, 2005

Current assets	134.3	137.6	59.6
Cash investments	0.5	0.3	32.1
Other current assets	133.8	137.3	27.5
Long term assets	117.1	89.5	57.4
Other long term assets	117.1	89.5	57.4
Permanent assets	1,180.9	1,188.4	1,053.3
TOTAL	1,432.3	1,415.5	1,170.3

LIABILITIES	Mar.31, 2006	Dec. 31, 2005	Mar.31, 2005

Current liabilities	93.2	71.1	71.4
Short-term debt	65.6	38.4	21.7
Other accruals	27.6	32.7	49.7
Long-term liabilities	799.5	770.3	563.1
Long-term debt	783.9	758.1	558.6
Other long-term liabilities	15.6	12.2	4.5
Stockholders’ equity	539.6	574.1	535.8
TOTAL	1,432.3	1,415.5	1,170.3

VERACEL’S TOTAL DEBT MATURITY, AS AT MARCH 31, 2006

(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2006	17.4	16.0	33.4	4.0%
2007	69.4	49.2	118.6	14.0%
2008	69.4	51.2	120.6	14.2%
2009	69.2	51.0	120.2	14.1%
2010	64.0	51.0	115.0	13.5%
2011 onwards	178.9	162.8	341.7	40.2%
Total	468.3	381.2	849.5	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

VERACEL CELULOSE S.A. STATEMENTS OF OPERATIONS

(Expressed in thousands of US dollars)

Income statement	1Q 06	4Q 05	1Q 05

Gross operating income	22.5	16.0	(1.6)
Sales expenses	3.0	4.7	0.5
Administrative expenses	3.3	4.8	4.6
Other, net	(0.4)	4.5	(0.4)
Operating income	16.6	2.0	(6.3)
Financial income	(0.5)	(0.2)	(1.5)
Financial expenses	20.7	4.0	2.4
Loss (gain) on currency re-measurement, net	25.3	(18.7)	(2.1)
Other, net	—	0.4	—
Income before income taxes	(28.9)	16.5	(5.1)
Income tax expense (benefit)	5.6	(5.2)	(2.0)
Net income	(34.5)	21.7	(3.1)

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW

(Expressed in thousands of US dollars)

Statement of cash flow	1Q 06	4Q 05	1Q 05

Cash flow from operating activities
Net income (loss)	(34.5)	21.7	(3.1)
Adjustments to reconcile net income to net cash provided by operating activities	45.6	(5.7)	(0.1)
(Increase) decrease in assets	(13.7)	(40.1)	(16.9)
Increase (decrease) in liabilities	(5.2)	(17.7)	(10.7)
Net cash provided by operating activities	(7.8)	(41.8)	(30.8)
Cash flow from investments
Additions to property, plant and equipment	(12.1)	(26.7)	(78.9)
Other	0.1	0.3	—
Net cash (used in) investments	(12.0)	(26.4)	(78.9)
Cash flow from financing
Short-term and long-term debt, net	20.0	25.8	70.1
Capital increase	—	42.0	12.0
Net cash provided by (used in) financing	20.0	67.8	82.1
Effects of exchange rate changes on cash and cash equivalents	—	—	0.7
Increase (decrease) in cash and cash equivalent	0.2	(0.4)	(26.9)
Cash and cash equivalent, beginning of period	0.3	0.7	59.0
Cash and cash equivalent, end of period	0.5	0.3	32.1

EBITDA of VERACEL (expressed in thousands of US dollars)

(US$ million)	1Q 06	4Q 05	1Q 05
Net income (loss)	(34.5)	21.7	(3.1)
Financial income	(0.5)	(0.2)	(1.5)
Financial expenses	20.7	4.0	2.4
Income tax	5.6	(5.2)	(2.0)
Loss (gain) on currency remeasurement, net	25.3	(18.7)	(2.1)
Other	—	0.4	—
Operating income	16.6	2.0	(6.3)
Depreciation and depletion in the results (*)	19.5	22.2	4.8
EBITDA	36.1	24.2	(1.5)
Non-cash charges	0.2	0.8	—
Adjusted total EBITDA	36.3	25.0	(1.5)

Veracel’s capital expenditure forecast:

(US$ million)	2Q-4Q 2006E	2007E	2008E	2009E
Regular investments	52	30	32	24

Veracel is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

Stock Performance

From March 31, 2005 to March 31, 2006, Aracruz’s ADR price increased by 48%, from $35.80 to

$52.94. In the same period, both the Dow Jones Industrial Average index and the S&P Paper and Forest index increased by 5.8%.

Stock Price Performance - through March 31, 2006 (Base 100 = Mar. 31, 2005)

Stock information	March 31, 2006
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$5.5 billion
Average daily trading volume – 1Q06 (Bovespa and NYSE)*	$27 million

* Source: Bloomberg

Average Daily Trading Volume (NYSE & Bovespa)
and Share Price

The company has benefited from the alignment of the discount rate, especially since the investment grade was awarded by both S&P and Moody’s, and also from the better outlook for the pulp and paper sector, in terms of a better balance between supply and demand. The average daily trading volume increased substantially last quarter, to US$27 million (NYSE & Bovespa), peaking at US$58 million in just one day. In the first quarter of 2006, the ADR price increased by 32%.

Dividends/Interest on Stockholders’ Equity

Dividends

During the Ordinary Stockholders’ Meeting to be held on April 28, 2006, among other subjects to be discussed will be the allocation of the net profit for the 2005 fiscal year. The proposal is as follows:

Payment of dividends, in addition to Interest on Stockholders’ Equity, to the sum of R$150,000,000, to be paid out of the adjusted net profit, without monthly correction, as follows:

•             Each block of 1,000 (one thousand) common shares shall be entitled to the amount of R$137.84790389; and

•             Each block of 1,000 (one thousand) preferred shares of classes “A” and “B” shall be entitled to the amount of R$151.63269428;

Over the last five years, Aracruz has maintained a policy of paying out sustainable and growing dividends (including interest on stockholders’ equity), based on the company’s cash generation, while preserving its investment and growth capacity.

Interest on Stockholders’ Equity

The management intends to continue the policy of paying dividends in advance, as Interest on Stockholders’ Equity, within the base year. On March 23, 2006 the management declared Interest on Stockholders’ Equity amounting to R$ 89 million, based on the profit for the fiscal year 2006.

Exercising the powers granted by the company’s Board of Directors, in accordance with the decision taken in a meeting held on March 23rd, the Executive Board intends, in principle, to declare Interest on Stockholders’ Equity on a quarterly basis. The potential amount that could still be declared, up to the end of December 2006, is governed by article 9 of Law nº 9,249/95.

Declaration Date	Fiscal Year of Reference		Dividends and Interest (1)		EX-DATE	Gross Amount (R$ thousand)	Gross Amount per ADR (US$)	Initial Payment Date
Mar. 23, 2005	2006	(*)	INTEREST	(1)	Mar. 30, 2006	89,000	0.04	Apr. 20, 2006
Dec.20, 2005	2005	(*)	INTEREST	(1)	Dec.28, 2005	168,800	0.72	Jan.13, 2006
Jun.20, 2005	2005	(*)	INTEREST	(1)	Jun.28, 2005	28,000	0.12	Jul.13, 2005
May 19, 2005	2005	(*)	INTEREST	(1)	May 25, 2005	42,900	0.18	Jun.13, 2005
Apr.29, 2005	2004		DIVIDENDS		May 2, 2005	150,000	0.60	May 9, 2005
Apr.19, 2005	2005	(*)	INTEREST	(1)	Apr.27, 2005	81,000	0.32	May 13, 2005
Dec.21, 2004	2004	(*)	INTEREST	(1)	Dec.29, 2004	28,500	0.11	Jan.11, 2005
Nov.16, 2004	2004	(*)	INTEREST	(1)	Nov.23, 2004	32,000	0.12	Dec.10, 2004
Oct.19, 2004	2004	(*)	INTEREST	(1)	Oct.27, 2004	198,000	0.70	Nov.11, 2004
Apr.29, 2004	2003		DIVIDENDS		Apr.30, 2004	360,000	1.24	May14, 2004
Apr.29, 2003	2002		DIVIDENDS		May 7, 2003	315,000	1.09	May 15, 2003
Apr.30, 2002	2001		DIVIDENDS		May 2, 2002	180,000	0.77	May13, 2002
Mar.30, 2001	2000		DIVIDENDS		Apr. 2, 2001	136,878	0.64	Apr.12, 2001

(1) Interest on Stockholders’ Equity

(*) advance of dividends

Results According to Brazilian GAAP

The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a net income of R$349.0 million for the quarter. Aracruz has also publicly released the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the calculation of minimum dividends and income taxes. In the first quarter of 2006, Aracruz Celulose S.A. reported an unconsolidated net income of R$341.0 million (net income of R$268.6 million, excluding equity results).

Additional Information

1. Aracruz earns an ‘investment grade’ rating from Moodys and Standard & Poor’s (S&P)

In February, the risk rating agency Moody’s Investors Service (Moody’s) assigned a Baa3 indicative rating to the company’s foreign currency debt regulated under foreign law. The rating agency also confirmed the same global rating for local currency and Moody’s assigned a stable outlook for both ratings.

In November 2005, the rating agency S&P had issued a similar statement, ratifying the investment grade rating in local currency and raising the foreign currency rating to the same investment grade level.

With this rating agency confirmation, Aracruz became one of the few companies in Brazil to be awarded an investment grade in foreign currency debt by two of the most important rating agencies in the world, Moody’s and Standard & Poor’s.

In addition to its solid fundamentals in forestry productivity and long-term relations with its customers, Aracruz now enjoys a risk rating compatible with those of the largest international companies in the sector.

The investment grade in foreign currency should help Aracruz to bring down its cost of capital in the medium term, thereby increasing the company’s market value. This recognition strengthens Aracruz’s global position as the world’s leading producer of eucalyptus pulp and one of the leading Brazilian exporters.

Note: In the main body of the text (p.1 - 16), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber, produced at a high-tech sawmill located in the extreme south of the state of Bahia, is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying “Class B” preferred shares.

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of US dollars, except for per- share amounts)(unaudited)	Three-month period ended - Mar 31, 2006	Three-month period ended - Dec 31, 2005	Three-month period ended - Mar 31, 2005
Operating revenues	445,621	449,169	339,816
Domestic	16,613	14,878	13,296
Export	429,008	434,291	326,520
Sales taxes and other deductions	56,218	50,710	42,997
Net operating revenue	389,403	398,459	296,819
Pulp	378,118	387,944	285,681
Paper	11,285	10,515	11,090
Sawn wood			48
Operating costs and expenses	280,003	285,673	195,500
Cost of sales	249,683	252,139	168,412
Pulp	241,470	244,363	161,361
Cost of sales related to pulp production and purchases	205,478	206,705	135,747
Inland freight, ocean freight, insurance and other	35,992	37,658	25,614
Paper	8,213	7,776	7,004
Sawn wood			47
Selling	19,089	18,020	14,798
Administrative	9,261	11,102	6,955
Other, net	1,970	4,412	5,335
Operating income	109,400	112,786	101,319
Non-operating (income) expenses	(50,428)	21,459	8,238
Financial income	(86,041)	(18,242)	(23,113)
Financial expenses	44,152	32,404	29,932
Interest on financing	34,632	24,936	24,042
Other	9,520	7,468	5,890
(Gain) loss on currency re-measurement, net	(8,537)	7,526	1,442
Other, net	(2)	(229)	(23)
Income before income taxes, minority interest and equity in results of affiliated companies	159,828	91,327	93,081
Income taxes	63,331	(40,859)	21,751
Current	34,839	(7,025)	28,657
Deferred	28,492	(33,834)	(6,906)
Minority interest	12	(216)	16
Equity results of affiliated companies	(17,386)	10,377	(989)
Net income for the period	79,123	142,347	70,357
Depreciation and depletion in the results:	53,766	54,758	47,571
Pulp production cost	53,456	55,100	50,298
Forests and other	(2,460)	(2,489)	(1,494)
Other operating costs and expenses	1,370	1,362	1,343
Sub-total	52,366	53,973	50,147
Inventory movement	1,400	785	(2,576)
EBITDA(*)	163,166	167,544	148,890
EBITDA (adjusted for other non-cash items) (*)	168,152	173,820	155,899

(*)  It does not include 50% of Veracel’s EBITDA

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

ASSETS	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
Current assets	1,053,462	1,094,805	910,273
Cash and cash equivalents	37,254	34,114	85,142
Short-term investments	460,724	521,613	433,746
Accounts receivable	243,755	253,306	201,558
Inventories, net	185,347	173,873	139,226
Deferred income tax	13,670	14,439	13,310
Recoverable income and other taxes	104,171	89,727	31,278
Prepaid expenses and other current assets	8,541	7,733	6,013
Property, plant and equipment, net	2,067,368	2,068,547	2,108,271
Investment in affiliated company	281,540	298,925	278,901
Goodwill	207,050	207,050	207,050
Other assets	100,738	94,678	81,048
Long-term investments	2,445	2,265	1,594
Advances to suppliers	67,976	64,343	54,665
Deposits for tax assessments	22,400	20,476	17,079
Recoverable income and other taxes	4,391	3,832	2,570
Other	3,526	3,762	5,140
TOTAL	3,710,158	3,764,005	3,585,543

LIABILITIES	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
Current Liabilities	313,286	485,165	316,818
Suppliers	81,726	84,839	48,829
Payroll and related charges	13,883	19,525	10,213
Income and other taxes	40,490	21,492	40,427
Current portion of long-term debt
Related party	63,583	59,130	51,731
Other	53,645	145,276	148,146
Short-term borrowing - export financing and other	80,496
Accrued finance charges	8,590	7,116	9,469
Interest on stockholders’ equity payable	42,128	65,947	790
Other accruals	9,241	1,344	7,213
Long-term liabilities	1,394,300	1,314,086	1,383,797
Long-term debt
Related party	203,829	204,665	166,058
Other	829,201	805,620	998,191
Tax assessment and litigation contingencies	242,490	214,596	136,907
Deferred income tax, net	84,083	56,366	47,196
Suppliers	10,213	9,988	14,134
Other	24,484	22,851	21,311
Minority interest	320	331	284
Stockholders’ equity	2,002,252	1,964,423	1,884,644
TOTAL	3,710,158	3,764,005	3,585,543

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in thousands of US dollars)

	Three-month period ended
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
Cash flows from operating activities
Net income for the period	79,123	142,347	70,357
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	52,366	53,973	50,147
Equity results of affiliated company	17,385	(10,377)	989
Deferred income tax	28,492	(33,834)	(6,906)
Premium on debt prepayment	10,487
Loss (gain) on currency re-measurement	(8,537)	7,526	1,442
Loss (gain) on sale of equipment	(184)	5	(22)
Decrease (increase) in operating assets
Accounts receivable, net	7,580	(62,903)	2,093
Inventories, net	(11,474)	(8,932)	(13,006)
Interest on short-term investments	(4,572)	16,017	(13,731)
Recoverable income taxes	(8,053)	(6,631)	9,861
Other	(900)	2,150	(2,375)
Increase (decrease) in operating liabilities
Suppliers	(4,233)	35,277	(4,229)
Payroll and related charges	(6,503)	(5)	(5,187)
Tax assessment and litigation contingencies	28,622	(13,741)	4,953
Accrued financial charges	1,420	(3,698)	1,596
Other	8,227	(4,236)	6,041
Net cash provided by operating activities	189,246	112,938	102,023
Cash flows from investing activities
Short-term investments	105,158	(34,973)	(9,403)
Proceeds from sale of equipment	217	219	22
Investments in affiliate		(21,767)	(6,000)
Additions to property, plant and equipment	(51,218)	(45,662)	(24,386)
Net cash provided by (used in) investing activities	54,157	(102,183)	(39,767)
Cash flows from financing activities
Short-term debt, net	(78,902)	(10,625)	1,627
Long-term debt
Issuance	350,000	60,205	25,000
Repayments	(444,307)	(125,399)	(29,103)
Dividends and interest on stockholders’ equity paid	(66,743)	(7,261)	(9,452)
Net cash used in financing activities	(239,952)	(83,080)	(11,928)
Effects of exchange rate changes on cash and cash equivalents	(311)	(7,194)	(1,660)
Increase (decrease) in cash and cash equivalents	3,140	(79,519)	48,668
Cash and cash equivalents, beginning of the period	34,114	113,633	36,474
Cash and cash equivalents, end of the period	37,254	34,114	85,142

Reconciliation of Operating Results

Brazilian GAAP v US GAAP (US$ million)	1Q 2006	4Q 2005	1Q 2005
Net Income Parent Company (Brazilian GAAP)	157.0	81.2	82.1
Realized (Unrealized) profits from subsidiaries	3.1	(5.5)	(6.8)
Net Income Consolidated (Brazilian GAAP)	160.1	75.7	75.3
Depreciation, depletion and asset write-offs	(4.4)	(15.6)	(14.8)
Income tax provision - Fas 109	(4.4)	(4.2)	(1.8)
Equity results of affiliated company	(24.4)	18.9	0.8
Reversal of goodwill amortization	13.4	10.7	5.6
Foreign-exchange variation	(61.2)	56.8	5.3
Net Income Consolidated - (US GAAP)	79.1	142.3	70.4

Exchange rate at the end of March/2006 (US$1.0000 = R$2.1724)

Non-GAAP information Reconciliation

The company believes that, in addition to the reported GAAP financial measures, the inclusion and discussion of certain financial statistics such as cash earnings per share, EBITDA and cash production cost allows management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of operations.

Non-GAAP information Reconciliation - “Cash production cost”

	1Q06			4Q05			1Q05
	US$ million	Volume 000 tons	US$ per ton	US$ million	Volume 000 tons	US$ per ton	US$ million	Volume 000 tons	US$ per ton
Cost of sales	205.5	744.2		206.7	776.0		135.7	592.3
Pulp inventories at the beginning of the period	(112.4)	(395.5)		(101.3)	(379.4)		(70.1)	(277.8)
Pulp purchased	(41.8)	(116.6)		(52.1)	(160.5)		—	—
Pulp for paper production	2.8.8	10.7		2.8.8	10.0		2.3	11.3
Other	(2.2)			0.4			(0.3)	—
Pulp inventories at the end of the period	122.5	408.9		112.4	395.5		82.7	334.8
Pulp production cost	174.4	651.7	268	168.9	641.6	263	150.3	660.6	228
Depreciation and depletion in the production cost	(53.5)	—	(82)	(55.1)	—	(86)	(50.3)	—	(77)
Cash production cost	120.9	651.7	186	113.8	641.6	177	100.0	660.6	151

Non-GAAP information Reconciliation - “Adjusted EBITDA, including 50% of Veracel”

(US$ million)	1Q 2006	4Q 2005	1Q 2005
Net income	79.1	142.3	70.4
Financial income	(86.0)	(18.2)	(23.1)
Financial expenses	44.1	32.4	29.9
Income tax	63.3	(40.8)	21.7
Equity in results of affiliated companies	17.4	(10.4)	1.0
Gain on currency re-measurement, net	(8.5)	7.5	1.4
Operating income	109.4	112.8	101.3
Depreciation and depletion in the results:	53.8	54.7	47.6
Depreciation and depletion	52.4	53.9	50.2
Depreciation and depletion - inventory movement	1.4	0.8	(2.6)
EBITDA	163.2	167.5	148.9
Non-cash charges	5.0	6.3	7.0
Provision for labor indemnity	0.2	1.2	0.4
Provision (reversal) for loss on ICMS credits	4.9	4.7	6.4
Provision for a tax contingency	—	—	0.2
Fixed asset write-offs	(0.2)	(0.1)	—
Loss on the sale of obsolete spare parts	0.1	0.5	—
Adjusted Aracruz EBITDA	168.2	173.8	155.9
50% of Veracel Adjusted EBITDA	18.1	12.5	(0.7)
Adjusted total EBITDA	186.3	186.3	155.2
Adjusted EBITDA margin -%	48%	47%	52%

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.